[Letterhead of Avid Technology, Inc.]

September 13, 2007

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

One Starlon Place

100 F Street, NE

Washington, D.C. 20549-6010

Mail Stop 6010

Re:	Avid Technology, Inc.
Definitive 14A
Filed April 5, 2007
File No. 000-21174

Dear Mr. Hindin,

I am writing to confirm Avid Technology, Inc.’s (“Avid”) proposed schedule for responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in its letter to Nancy Hawthorne, Avid’s Interim Chief Executive Officer, dated August 21, 2007, with respect to the above-referenced filing. As discussed in a telephone conversation that I had with you on September 12, 2007, Avid plans to respond to the Staff’s comments by November 5, 2007.

If you have any questions, please do not hesitate to contact me at (978) 640-5084.

Sincerely,
/s/ Paige Parisi
Paige Parisi
Vice President and General Counsel